

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2014

<u>Via E-mail</u>
Amos Ron
Chief Financial Officer
Vascular Biogenics Ltd.
6 Jonathan Netanyahu St.
Or Yehuda
Israel 60376

> **Re:** **Vascular Biogenics Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted March 25, 2014**
> **CIK No. 0001603207**

Dear Mr. Ron:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

2. Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that

information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

3. Please be advised that we may have additional comments when items that are currently blank are completed.

4. We note that you have omitted a price range and related information from your prospectus. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

5. We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible in order to give the staff adequate time to review them. Note that we may have comments after we review these materials.

6. Prior to the effectiveness of the registration statement, please arrange to have the Financial Industry Regulatory Authority call us or provide us with a letter indicating that they have cleared the filing.

7. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

8. Please expand your disclosure to indicate whether you or a third party has filed investigational new drug (IND) applications for the following product candidates:

- VB-111 for the treatment of recurrent glioblastoma;
- VB-111 for the treatment of thyroid cancer;
- VB-111 for the treatment of ovarian cancer;
- VB-201 for the treatment of psoriasis; and
- VB-201 for the treatment of ulcerative colitis.

If INDs for these product candidates and corresponding indications have been filed, please additionally disclose the identity of the filers and the sates the applications were filed. Alternatively, where no IND has been filed, please explain why.

Prospectus Summary, page 1

Summary Financial Data, page 10

9. Based on the changes to your capital structure that will occur pursuant to the offering, it appears to us that you should provide pro forma loss per share disclosures for the most recent fiscal year and any interim period, if required, here, on page 66 and in your historical financial statements.

We are a "foreign private issuer" and intend to follow …, page 52

10. Please ensure that your disclosure here is consistent with your disclosure elsewhere, including under "We are a "Corporate Governance Practices, page 120." Include cross references to your disclosure elsewhere as necessary so investors may know where to find a discussion of any matters not fully discussed.

Use of Proceeds, page 60

11. Please indicate where in the drug development process you expect to be after the expenditure of these proceeds.

12. We note your disclosure on page 60 that the proceeds will be used to fund development of other Lecinoxoid product candidates. Please identify these other product candidates.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67

Critical Accounting Policies and Significant Judgments and Estimates – Share-Based Compensation, page 70

Option Pricing, page 72

13. Please revise your filing to:
    * Clarify the valuation methodology your management used to determine the fair value of your ordinary shares; and
    * Disclose the intrinsic value for the outstanding options based on the anticipated IPO price.

    Please note that we are deferring a final evaluation of stock compensation and the fair value of your convertible loan until an amendment including your estimated offering price is filed. Please advise us of any new option grants or other equity issuances, including the date of grant or issuance, the exercise price, the fair value of the equity instrument at the date of grant and how you determined the fair value. Please supplementally provide us a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair values of recent equity issuances and conversion rights once the estimated offering price is determined.

Results of Operations, page 73

Research and development expenses, net, page 73

14. Please disclose the amount of OSC grants that offset gross research and development expenses during each period presented.

15. We note your disclosure that "the increase in research and development expense was primarily due to a $1.8 million reduction in the amount of OCS grants received in 2013 as compared to 2012, because the OCS did not approve our Lecinoxoids project application for 2013." Please expand your disclosures to explain why the OCS did not approve your Lecinoxoids project application for 2013 and address any potential ramifications that this lack of approval may have on future time periods and projects. Also, please revise your risk factor, related to the receipt of government grants to fund research and development activities, to address the lack of approval of your project application for 2013 or explain to us why you do not believe such disclosure is necessary.

Liquidity and Capital Resources, page 74

16. We note your disclosure that you do not believe that your available funds as of December 31, 2013 will allow you to execute your development plan for the remainder of this year. Please disclose how long you expect your current funds to last.

Funding Requirements, page 74

17. We note your disclosure that "because of the numerous risks and uncertainties associated with the development of VB-111 and VB-201, and the extent to which we may enter into collaborations with third parties for development of these or other product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of VB-111, VB-201 and our other product candidates". However, it appears to us you should have the ability to provide some quantified disclosures of how you intend to use existing cash and IPO proceeds and how much you expect it to cost to complete certain milestones, including phase 3 trials for VB-111 and phase 2 trials for VB-201. Please revise your registration statement to disclose how you intend to use existing cash and IPO proceeds and provide estimates for the range of costs you may incur to complete the aforementioned trials.

Contractual Obligation and Commitments, page 76

18. Please disclose and discuss, here and in the notes to your financial statements, how you will account for the agreement with Tel Hashomer and the expected impact on your

financial statements based on the current offering. To the extent there will be a material reduction to equity, it appears to us that you should provide pro forma equity disclosures that reflect the impact of this agreement.

19. In regard to the agreement with Crucell, please clarify, here and in the notes to your financial statements, beginning when and for how long you are required to pay the annual license fee and if there are any limits/caps on the amount of potential royalties.

Business, page 80

Our Strategy, page 81

20. We note your disclosure on page 82 that if the results from Phase 2 of product candidate VB-201 are positive, you plan to commence Phase 3 clinical trials for both indications either independently or in collaboration with a third party. Please disclose what steps, if any, you have taken toward collaborating with a third party.

Government Regulation, page 100

21. Please expand this section to briefly discuss the regulations and approval process of the other countries in which you anticipate seeking approval for marketing of your products.

Management, page 116

Board of Directors, page 121

22. Please be more explicit in identifying the major shareholders who appointed each of the directors listed in the third paragraph under this subheading, and the terms of your arrangements with such directors. Please also clarify that the directors who were appointed by your major shareholders (rather than 'the remaining directors') in turn appointed Drs. Aron and Shapiro. If there are any arrangements or understandings among the company and the shareholder-appointed directors that resulted in the appointment of Drs. Aron and Shapiro, please disclose this as well.

Compensation of Executive Officers and Directors, page 136

23. We note you disclose the aggregate compensation paid to executive officers and directors but that you do not provide such information on an individual basis. Please tell us whether individual disclosure is required in your home country or has otherwise been made by you. Refer to Item 6.B.1 of Form 20-F.

24. We note your disclosure on page 136 that you have entered into written agreements with your executive officers and compensation agreements with certain of your directors. Please tell us whether the public filing of these agreements is required in your home

country or have otherwise been made public by you. Refer to Item 601(b)(10)(iii)(C)(5) of Regulation S-K.

25. We note your disclosure that under certain circumstances Prof. Harats is entitled to benefits upon termination of employment. Please disclose the details of this agreement. See Item 6.C.2 of Form 20-F.

Related Party Transactions, page 139

26. Please disclose that board members Dr. Gelvan and Ms. Alon are affiliated with the significant shareholders, Aurum Ventures and Pitango Venture Capital, with whom you have conducted transactions described in this section.

Convertible Loan, page 139

27. We note your disclosure on pages 77 and 139 that on July 1, 2013 you entered into a convertible bridge loan agreement. Please file the convertible bridge loan agreement with your next amendment or tell us why you are not required to file this agreement as an exhibit.

Employment and Services Agreements, page 141

28. On page 141 you cross reference a section that does not appear to exist in the registration statement. Please revise your registration statement accordingly.

Agreement with Prof. Jacob George, page 141

29. Please file your agreements with Prof. Jacob George with your next amendment or tell us why you are not required to file these agreements as exhibits.

Principal Shareholders, page 142

30. Please disclose the natural person or persons who have beneficial ownership of the shares held by Aurum Ventures and Pitango Ventures. Note that Rule 13d-3 defines beneficial ownership to include those holders with voting and/or dispositive control of your shares. In this regard, we note that entries for Dr. Gelvan and Aurum Ventures reference footnote (2), and entries for Ms. Alon and Pitango Ventures reference footnote (3); however you have not explained their relationship in the notes, or disclosed whether these individuals have or share voting or dispositive power over the shares attributed to the respective entities. In addition, the table does not attribute beneficial ownership of any shares held by the entities to either of Dr. Gelvan or Ms. Alon. Please revise the table and the footnotes to clarify these relationships and to identify the beneficial owners, within the meaning of Rule 13d-3, of the shares held by these entities.

31. Please state the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 7.A.2 of Form 20-F.

Description of Share Capital, page 145

32. Please revise your disclosure to include the information required by Item 10.B.9 of Form 20-F. Additionally, include discussion of whether or the extent that shareholders may submit matters to be voted upon at shareholders meetings.

Shares Eligible for Future Sale, page 153

Lock-up Arrangements, page 153

33. We note your discussion relating to lock-up agreements on page 153. Please file the lock-up agreements as exhibits to the registration statement. Refer to Item 601(b)(10).

Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-7

b. Functional and presentation currency, page F-8

34. Please demonstrate to us how you determined that the U.S. dollar is your functional currency as provided in paragraphs 9-12 of IAS 21.

n. Government grants, page F-13

35. Your accounting policy states that at the time of their receipt, government grants are off-set against the related research and development expenses in the statement of comprehensive loss. However, based on your disclosure in note 12(a), we note you also recognized government grants receivable in your balance sheets at December 31, 2013 and December 31, 2012. Please clarify when you recognize government grants in your financial statements. For any government grants for which you record a receivable, please clarify how you determined your accounting complies with IAS 20.

Note 10 – Share Capital, page F-15

36. We note your disclosure, here and throughout your filing, related to shares that appear will be issued to your CEO based on anti-dilution rights. Please clarify how you will account for these shares, including the accounting literature you are relying on.

Exhibits, page II-3

37. We note your disclosure on page F-22 that in September 2012 and December 2013, you entered into agreements, according to which you will receive project management services from two Contact Research Organizations for the execution of a clinical trial in the field of anti-inflammatory small molecules. Please file these agreements as exhibits with your next amendment.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Lawrence S. Wittenberg (via e-mail)
    Goodwin Procter LLP